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HEMINGER, PEGGY C.

FROM:                     Conner, W. Thomas
SENT:                     Thursday, November 06, 2014 2:28 PM
TO:                       Sonny S. Oh (ohm@sec.gov)
CC:                       Heminger, Peggy C.
SUBJECT:                  Revised MAA Fee Table
ATTACHMENTS:              Revised MAA Fee Table.pdf


Mr. Oh:

Please find attached for your review a fee table proposed for the MAA prospectus, revised in accordance with our discussion yesterday.

Tom

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